

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2022

Junze Zhang
President and Chief Executive Officer
Huahui Education Group Ltd
13 th Floor, Building B1, Wisdom Plaza
Qiaoxiang Road, Nanshan District
Shenzhen , Guangdong Province , China 518000

Re: Huahui Education Group Ltd
  Post Effective Amendment No. 3 to Form F-1
  Filed November 8, 2022
  File No. 333-235275

Dear Junze Zhang:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-effective Amendment No. 3 to Form F-1

Transfers of Cash to and from the Company's Subsidiaries, page 15

1. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and

limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

General

2. We note your revised disclosure in response to prior comment 4, indicating that your PRC counsel, Zhuojian Law Firm, has provided you with an opinion on various matters. Please file the opinion as an exhibit to this registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services